News Release
For Immediate Release	Suite 1000, 205 Ninth Ave. S.E. Calgary, Alberta T2G 0R3 Website: www.fording.ca

FORDING BENEFITS FROM FULL QUARTER OF HIGHER COAL PRICES

Record Income and Distributions

CALGARY, October 24, 2005 – Fording Canadian Coal Trust (TSX: FDG.UN, NYSE: FDG) today announced strong third quarter results.  Cash available for distribution for the third quarter of 2005 was $253 million ($1.72 per unit) compared with $52 million ($0.36 per unit) in 2004. On a year-to-date basis, cash available for distribution was $474 million ($3.23 per unit) in 2005 compared with $121 million ($0.84 per unit) in 2004. Per unit amounts for prior periods have been restated to reflect the three-for-one unit split that occurred in the third quarter of this year.

Net income was $427 million in the third quarter, up from $41 million in 2004, largely due to higher metallurgical coal sales prices as well as the reversal of a provision for future income taxes and the gain on the completion of the Elkview transaction. Net income before unusual items and future income taxes was $239 million in the third quarter of 2005 compared with $42 million in 2004. On a year-to-date basis, net income increased to $616 million from $65 million in 2004. Year-to-date net income before unusual items and future income taxes was $461 million in 2005 compared with $89 million in 2004.

“The third quarter of 2005 provided some significant accomplishments for both the Trust and Elk Valley Coal,” said Jim Popowich, President of Fording Canadian Coal Trust.  “We benefited from a full quarter of the new higher coal year prices, which doubled our distribution to unitholders over that of the second quarter. We completed our reorganization as well as our three-for-one unit split.”

Jim Popowich continued: “In addition, Elk Valley Coal finalized two 10-year coal sales agreements and entered into a letter of intent for a third agreement during the quarter. Mining costs continue to be a significant focus for Elk Valley Coal. We’re going through a period of higher energy and mining costs, and we expect to see this continue for the near term.”

Highlights for the Third Quarter:

▪

The reorganization of the Trust’s subsidiaries to maintain a flow-through structure was completed.

▪

Cash available for distribution increased to $253 million from $52 million.

▪

Production and sales volumes both increased 6% over 2004 levels as Elk Valley Coal’s expansions started to result in additional volumes.

Fording Canadian Coal Trust	- 1 -

▪

Revenues were $571 million, double that of 2004 on the strength of higher coal sales prices, partially offset by a higher Canadian dollar.

▪

Cost of product sold increased 27% to $145 million primarily due to increased mining activity and a higher cost environment.

▪

Transportation costs increased 38% to $140 million, reflecting higher rail rates from the new contract with Canadian Pacific Railway as well as higher port rates due to increased coal prices.

▪

Agreements were finalized with POSCO and Nippon Steel Corporation that provide for 10-year sales contracts with Elk Valley Coal and a 2.5% equity investment by each company in an entity that will own and operate the Elkview operations.

▪

In October, Elk Valley Coal announced that it entered into a letter of intent with JFE Steel Corporation wherein the two entities will enter into a 10-year sales contract for 2.5 million tonnes per annum of metallurgical coal, representing a 39% annual increase over the 2005 coal year sales contract volumes.

▪

The Trust further revised downward its expectations for coal sales volumes for the 2005 calendar year.  Elk Valley Coal is currently estimating sales volumes for 2005 of approximately 25 million tonnes of which the Trust’s share is 60%.

▪

The three-for-one unit split was completed.

Conference Call and Webcast

A conference call to discuss these results will be held Tuesday, October 25 at 8:00 a.m. Mountain time, 10:00 a.m. Eastern time. To participate in the conference call, please dial 1-800-814-4890 or 416-640-4127 approximately 10 minutes prior to the call. A live and archived audio webcast of the conference call will also be available on the Trust’s website www.fording.ca.

About Fording

Fording Canadian Coal Trust is an open-ended mutual fund trust. Through investments in metallurgical coal and industrial minerals mining and processing operations, the Trust makes quarterly cash distributions to unitholders. The Trust, through its wholly owned subsidiaries, holds a 60% interest in the Elk Valley Coal Partnership and is the world's largest producer of the industrial mineral wollastonite. Elk Valley Coal, comprised of Canada's senior metallurgical coal mining properties, is the world's second largest exporter of metallurgical coal, supplying high-quality coal products to the international steel industry. The Trust's shares are traded on the Toronto Stock Exchange under the ticker symbol FDG.UN and on the New York Stock Exchange under the symbol FDG.

For further information contact:

Susan J. Soprovich

Catherine Hart

Director, Investor Relations

Investor Relations Analyst

Ph: (403) 260-9834

403-260-9817

E:  investors@fording.ca

E:  investors@fording.ca

Website:  www.fording.ca

Fording Canadian Coal Trust	- 2 -

Management’s Discussion and Analysis	October 24, 2005

This management’s discussion and analysis should be read in conjunction with Fording Canadian Coal Trust’s unaudited consolidated financial statements and the notes thereto for the quarter ended September 30, 2005, management’s discussion and analysis and consolidated financial statements for the year ended December 31, 2004, and other public disclosure documents of the Fording Canadian Coal Trust and its predecessors.

Fording Canadian Coal Trust

Fording Canadian Coal Trust (the Trust) is an open-ended mutual fund trust created pursuant to a declaration of trust and governed by the laws of Alberta. The Trust does not carry on any active business.

The Trust completed a reorganization of its investments during the third quarter of 2005. Following the reorganization, the Trust holds its investment in Elk Valley Coal Partnership (Elk Valley Coal) through its direct and indirect investment in Fording Limited Partnership (Fording LP), and its investment in NYCO directly. Prior to the reorganization, the Trust’s investments in Elk Valley Coal and NYCO were held by Fording Inc. The Trust uses the cash it receives from its investments to make quarterly distributions to its unitholders.

References to “we” and “our” in management’s discussion and analysis are to the Trust and its subsidiaries, and their consolidated interest in Elk Valley Coal and NYCO as the context requires.

Elk Valley Coal

Elk Valley Coal is the second largest supplier of seaborne hard coking coal in the world, with approximately 21% of the global market in 2005. Hard coking coal is a premium coal used primarily for making coke by integrated steel mills, which account for approximately 60% of worldwide steel production. The seaborne hard coking coal market is characterized by the global nature of international steel-making, the relative concentration of quality metallurgical coal deposits in Australia, Canada and the United States and the comparatively low cost of seaborne transportation.

Elk Valley Coal has an interest in six mining operations. The Fording River, Coal Mountain, Line Creek and Cardinal River operations are wholly owned by Elk Valley Coal and are accounted for as such.  The Greenhills operations is a joint venture in which Elk Valley Coal has an 80% interest that is accounted for on a net basis for financial reporting purposes. As of August 1, 2005, the Elkview operations is owned by a limited partnership in which Elk Valley Coal owns a 95% interest. The Elkview operations is accounted for at 100% with the 5% non-controlling minority interest being reflected as a component of other long-term liabilities.

The Fording River, Coal Mountain, Line Creek, Elkview and Greenhills operations are located in the Elk Valley region of southeast British Columbia. The Cardinal River operations is located in west central Alberta.

Elk Valley Coal also owns numerous other properties, including the coal preparation plant and coal resources at the former Quintette operations and other coal resources in British Columbia as well as a 46% interest in Neptune Bulk Terminals (Canada) Ltd., located in Vancouver, British Columbia.

The Trust’s results pertaining to its Elk Valley Coal segment consist of our proportionate interest in the operations of Elk Valley Coal and include hedging gains and losses, mineral taxes and other items recorded in Fording LP but attributable to Elk Valley Coal’s operations.

Fording Canadian Coal Trust	- 3 -

Management’s Discussion and Analysis	October 24, 2005

NYCO

NYCO consists of subsidiaries of the Trust that operate wollastonite mining operations in New York State and Mexico and a tripoli mining operation in Missouri. NYCO is the world’s leading producer of wollastonite.

Wollastonite is an industrial mineral that is used in the manufacture of automotive composites, adhesives and sealants, metallurgical fluxes, friction material, paints and corrosion-resistant coatings, fire-resistant construction wallboard, cement-based products and ceramics. Tripoli is an industrial mineral that is used primarily in buffing and polishing applications.

Important Information Regarding Comparative Financial Statements

When Elk Valley Coal was formed in February 2003, the Trust had a 65% interest with the remainder held by Teck Cominco, the managing partner. The partnership agreement permitted Teck Cominco Limited to increase its interest in Elk Valley Coal by achieving a certain level of synergies through its management of the partnership assets. Teck Cominco achieved the synergy objectives and the partners agreed that the Trust’s interest would be reduced to 62% effective April 1, 2004, 61% on April 1, 2005, and to 60% on April 1, 2006.

The financial results and other information presented in this report reflect the Trust’s 65% interest in Elk Valley Coal from January 1, 2004 to March 31, 2004, and 60% interest commencing with the second quarter of 2004. The Trust accounted for the estimated effect of the 5% reduction in its interest in Elk Valley Coal in its financial results in the second quarter of 2004, as well as an estimate of additional entitlements to be received until March 31, 2006. The additional distribution entitlements received since March 31, 2004, have been or will be included in cash available for distribution over the period ending March 31, 2006. Readers are cautioned that certain information included in this document for prior periods may not be directly comparable due to the reduction of the Trust’s interest in Elk Valley Coal effective April 1, 2004.

All financial information in this management’s discussion and analysis and financial statements is unaudited. The Trust reports its financial information in Canadian dollars and all monetary amounts set forth herein are expressed in Canadian dollars unless otherwise stated.

In addition, all per unit amounts and outstanding units disclosed herein have been restated to reflect the three-for-one unit split that occurred in the third quarter of 2005.

Non-GAAP Financial Measures

This management’s discussion and analysis refers to certain financial measures that are not determined in accordance with GAAP in Canada or the United States. Financial measures such as cash available for distribution, distributable cash and net income before unusual items and future income taxes are not measures recognized under GAAP and do not have standardized meanings prescribed by GAAP. We discuss these measures, which have been derived from our financial statements and applied on a consistent basis, because we believe that they facilitate the understanding of the results of our operations and financial position and are relevant measures of the ability of the Trust to earn and distribute cash returns to unitholders. These measures may differ from those made by other issuers and accordingly, may not be comparable to such measures as reported by other trusts or corporations.

Caution on Forward-looking Information

Certain information included in this document is of a forward-looking nature. Forward-looking information is subject to known and unknown risks, as well as uncertainties and other factors. Accordingly, actual results may differ materially from those expressed or implied in forward-looking information. Some of the risks, uncertainties and other factors affecting Fording Canadian Coal Trust are discussed in our public filings with the securities regulatory authorities in Canada and the United States. Copies of Fording Canadian Coal Trust's Canadian filings, including our most recent management information circular, annual information form, annual report, quarterly reports, material change reports and news releases, are available online at www.sedar.com, and copies of our U.S. filings, including our most recent annual report on Form 40-F as supplemented by submissions under Form 6-K, are available at www.sec.gov. Information in this document is presented as of October 24, 2005 and is subject to change after this date. However, Fording Canadian Coal Trust disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Fording Canadian Coal Trust	- 4 -

Management’s Discussion and Analysis	October 24, 2005

Overview

The table below summarizes our financial results and some of our key operating statistics on a consolidated basis.

	Three months ended		Nine months ended
(millions of Canadian dollars,	September 30		September 30
except as noted)	2005	2004	2005	2004

Revenue	$570.8	$287.8	$1,334.6	$842.3
Income from operations	$263.6	$50.8	$510.9	$113.0
Net income	$427.3	$41.4	$615.9	$64.7
Net income before unusual items and future income taxes	$238.9	$41.7	$461.0	$88.5

Basic and diluted earnings per unit*:
Net income	$2.91	$0.28	$4.19	$0.45
Net income before unusual items and future income taxes	$1.63	$0.28	$3.14	$0.61

Metallurgical Coal Statistics:
Coal production (million tonnes)	3.6	3.4	11.7	11.3
Coal sales (million tonnes)	3.8	3.6	11.0	11.3
Average sales price
U.S.$/tonne	$118.30	$54.80	$92.30	$50.40
CDN$/tonne	$146.70	$75.00	$116.60	$70.40

Operating expenses
Cost of product sold (CDN$/tonne)	$36.50	$30.30	$31.90	$28.20
Transportation (CDN$/tonne)	$36.40	$27.80	$34.90	$28.00

Industrial Minerals Statistics (Wollastonite):
Sales (thousands of tonnes)	22	18	67	61
Average sales price (U.S.$/tonne)	$382	$364	$387	$369

*

All per unit amounts and outstanding units have been restated to reflect the three-for-one unit split that occurred in the third quarter of 2005.

Trust Reorganization

In August, the Trust completed its reorganization to ensure a flow-through structure. The reorganization did not have a material impact on the manner in which the Trust’s distributable cash is calculated and distributed to unitholders.

Fording Canadian Coal Trust	- 5 -

Management’s Discussion and Analysis	October 24, 2005

Unitholders approved a second phase of the reorganization in May, which would allow the Trust to be reorganized into a royalty trust that may enable the Trust to take advantage of an exemption from the non-resident ownership restriction in the Tax Act available to royalty trusts. The reorganization would require an advance tax ruling by the Canada Revenue Agency, which is impacted by the recent announcement from the Federal Government that puts a moratorium on advance tax rulings for trusts while it undergoes a consultation process. As a result, the Trustees are reconsidering the reorganization into a royalty trust and will monitor any developments with respect to this issue.

Cash Available for Distribution

The increase in cash available for distribution in the third quarter of 2005 reflects higher sales prices and earnings from Elk Valley Coal’s metallurgical coal operations. The quarterly distribution declared and paid for the third quarter was $1.80 per unit. The calculation of cash available for distribution is shown in Note 7 of the Trust’s Consolidated Financial Statements.

	Three months ended		Nine months ended
(millions of Canadian dollars,	June 30		June 30
except as noted)	2005	2004	2005	2004

Cash available for distribution	$253.2	$52.3	$474.2	$121.4
Distributions declared	$264.6	$53.9	$465.4	$149.9

Weighted average number of units
outstanding (in millions)	147.0	147.0	147.0	144.9

Per unit amounts:
Cash available for distribution	$1.72	$0.36	$3.23	$0.84
Distributions declared	$1.80	$0.37	$3.16	$1.03

Distributions are declared by the Trustees and may not equal cash available for distribution.

The reorganization did result in a small tax liability for non-resident holders, which the Trust funded on their behalf to the Canada Revenue Agency and was treated as a dividend for U.S. tax purposes. At the same time, an equivalent distribution was paid to Canadian residents on September 15, 2005, as a return of capital to provide equal benefit to all unitholders. Canadian residents received a small distribution as a return of capital.  The total amount paid out by the Trust was $86,000 in aggregate or less than one cent per unit.

The reconciliation from net income to net income before unusual items and future income taxes, which is a non-GAAP measure, is provided in the following table:

Fording Canadian Coal Trust	- 6 -

Management’s Discussion and Analysis	October 24, 2005

	Three months ended		Nine months ended
	September 30		September 30
(millions of Canadian dollars)	2005	2004	2005	2004

Net income per financial statements	$427.3	$41.4	$615.9	$64.7

Add (deduct):
Reduction of interest in Elk Valley Coal	-	-	(9.5)	37.5
Income from change in inventory valuation	-	-	-	(10.8)
Future income tax expense (reversal)	(159.8)	0.3	(116.8)	(2.9)
Gain on issuance of partnership interest	(28.6)	-	(28.6)	-

Net income before unusual items and future income taxes	$238.9	$41.7	$461.0	$88.5

Income from Operations

Elk Valley Coal1

	Three months ended		Nine months ended
(millions of Canadian dollars,	September 30		September 30
except as noted)	2005	2004	2005	2004

Statistics

Coal production (millions of tonnes)	3.6	3.4	11.7	11.3
Coal sales (millions of tonnes)	3.8	3.6	11.0	11.3
			77.2
Average sales price (per tonne)
U.S. $	$118.30	$54.80	$92.30	$50.40
CDN$	$146.70	$75.00	$116.60	$70.40

Operating expenses (per tonne)
Cost of product sold	$36.50	$30.30	$31.90	$28.20
Transportation	$36.40	$27.80	$34.90	$28.00

Income from operations

Revenue	$559.9	$276.4	$1,300.7	$803.9
Cost of product sold	138.3	108.7	351.1	319.3
Transportation	138.0	99.7	384.6	316.5
Selling, general and administration	4.4	3.4	11.4	13.7
Depreciation and depletion	13.7	12.9	35.1	40.6

Income from operations	$265.5	$51.7	$518.5	$113.8

1 Amounts reflect the Trust’s 60% interest in Elk Valley Coal plus certain items of the Trust that relate to Elk Valley Coal operations.

Production and sales volumes were higher in the third quarter of 2005 compared with 2004 as Elk Valley Coal’s expansions started to result in additional volumes. Despite this increase, production volumes were lower than anticipated due to delays in the arrival of new equipment, weather conditions and lower yields at some operations in the quarter. Requests for shipment delays from the majority of Chinese coal customers have resulted in higher than anticipated inventories at the ports at the end of the quarter. Year-to-date coal sales volumes have been negatively impacted from rail capacity constraints in the first half of the year and delays in the arrival of new equipment, which substantially delayed Cardinal River operations’ production volumes and ability to reach capacity. In addition, the 5% reduction in the Trust’s interest in Elk Valley Coal, which was effective the second quarter of 2004, affects the year over year comparability of the Trust’s share of Elk Valley Coal’s sales volumes.

Fording Canadian Coal Trust	- 7 -

Management’s Discussion and Analysis	October 24, 2005

Third quarter revenues benefited from the higher 2005 coal year price and higher sales volumes, slightly offset by a lower effective U.S./Canadian dollar exchange rate.

Cost of product sold increased 27% for the third quarter and 10% year-to-date compared with the same periods in 2004 as a result of increased mining activity and a higher cost environment.  Unit cost of product sold increased 20% in the third quarter and 13% for the year-to-date from 2004 levels. Unit costs in 2005 reflect continuing high diesel costs, higher mine strip ratios combined with slightly lower yields, and poor weather which affected operating conditions. Continuing higher than anticipated mining costs at Cardinal River operations contributed substantially to increased costs quarter-over-quarter.

Transportation costs were up 39% to $138 million in the third quarter and 22% to $385 million year-to-date compared with the same periods in 2004. This was anticipated, and largely due to increased rail rates in the new rail contract and increased port rates resulting from higher coal prices.

Selling, general and administration costs increased 29% in the third quarter over 2004 due to higher corporate overhead costs. Year-to-date, selling, general and administration costs decreased 17% over 2004 largely due to costs incurred in 2004 pursuant to change in control agreements with certain former senior executives.

Elk Valley Coal executed an agreement with POSCO and Nippon Steel Corporation in the third quarter that provides for 10-year sales contracts and a 2.5% equity investment by each company in a new entity that will own and operate the Elkview operations. The completion of this transaction resulted in a pre-tax non-cash gain for the Trust of approximately $29 million. Proceeds of the equity investment will be used to fund expansion plans at the operations.

In October, Elk Valley Coal announced that it signed a letter of intent with JFE Steel Corporation that calls for a 10-year sales contract for the sale and purchase of 2.5 million tonnes per annum of metallurgical coal for the 2006 to 2015 coal years. This represents a 39% annual increase of coal deliveries over the 2005 coal year sales contract. These agreements are subject to finalization of a detailed sales contract and a letter of intent concerning future cooperation, which is expected to be completed by December 2005.

Expansion Projects

Expansion work at the Elkview, Fording River and Cardinal River operations continued in the third quarter.

Equipment delays, mechanical breakdowns and poor weather at the Cardinal River operations continued to impact coal release over the third quarter. Elk Valley Coal anticipates that the Cardinal River operations will reach a capacity to produce at a rate of 2.8 million tonnes per year by the end of 2005. Capacity expansion of the Fording River operations was completed as planned in the third quarter of 2005. At the Elkview operations, expansion work consisting of equipment additions and additional stripping activities is progressing on schedule to increase mine capacity by 1 million tonnes to an annual rate of 7 million tonnes by the end of 2007.

Fording Canadian Coal Trust	- 8 -

Management’s Discussion and Analysis	October 24, 2005

NYCO

	Three months ended		Nine months ended
(millions of Canadian dollars,	September 30		September 30
except as noted)	2005	2004	2005	2004

Statistics - Wollastonite

Sales (thousands of tonnes)	22	18	68	61
Average sales price (U.S.$ per tonne)	$382	$364	$387	$369
Average sales price (CDN$ per tonne)	459	492	475	490

Income from operations

Revenue	$10.9	$11.4	$33.9	$38.4
Cost of product sold	6.7	5.9	22.2	19.5
Transportation	1.8	1.5	5.4	5.5
Selling, general and administration	1.1	1.4	3.2	3.6
Depreciation and depletion	1.0	1.4	3.2	4.0

Income (loss) from operations	$0.3	$1.2	$(0.1)	$5.8

Income from NYCO’s operations was down $1 million in the third quarter and down almost $6 million year-to date compared with 2004, primarily due to the impact of a higher Canadian dollar and to the higher cost of product sold. Cost of product sold increased as a result of higher mining costs from additional labour and equipment, higher fuel costs and reduced yields.

The Trust is assessing a range of strategic alternatives for NYCO to identify opportunities to maximize the value of this investment. This process is scheduled to be completed in 2006.

Corporate

	Three months ended		Nine months ended
	September 30		September 30
(millions of dollars)	2005	2004	2005	2004

Selling, general and administration	$2.1	$1.4	$7.0	$4.6
Depeciation, depletion	0.1	0.7	0.5	2.0

Loss from operations	$2.2	$2.1	$7.5	$6.6

Corporate costs include general and administration expenses of the Trust and its non-operating subsidiaries, and depreciation and depletion on corporate assets. Included in selling, general and administration costs for the nine months ended September 30, 2005 were costs associated with the reorganization.

Fording Canadian Coal Trust	- 9 -

Management’s Discussion and Analysis	October 24, 2005

Other Income and Expenses

	Three months ended		Nine months ended
	September 30		September 30
(millions of dollars)	2005	2004	2005	2004

Interest expense	$(3.0)	$(2.9)	$(8.4)	$(10.4)
Other income (expense), net	3.3	0.1	(0.9)	14.0
Gain on issuance of partnership interest	28.6	-	28.6	-
Reduction of interest in Elk Valley Coal	-	-	9.5	(37.5)

	$28.9	$(2.8)	$28.8	$(33.9)

The decrease in interest expense for the nine months ended September 30, 2005 is due to lower debt levels and lower interest rates on the new loan facility put in place in mid-February 2005.

Other income and expenses includes interest and investment income, foreign exchange gains and losses and miscellaneous items. The increase in other income in the third quarter of 2005 is largely due to the $29 million non-cash gain on issuance of partnership interest in the Elkview operations, as well as changes in the U.S./ Canadian dollar rate. Included in year-to-date 2005 other income and expenses was the write-off of deferred financing costs related to the previous loan facility. In 2004, a change in accounting practice resulted in unusual income of $11 million, related to the inclusion of depreciation and depletion in the valuation of product inventories on hand at the start of the year.

The loss on the reduction of the Trust’s interest in Elk Valley Coal that was recorded in the second quarter of 2004 was partially offset by an estimate of cash to be received for the additional distribution entitlements of 2% for the year ended March 31, 2005 and 1% for the year ended March 31, 2006.  The estimate of cash to be received for the additional distribution entitlement of 1% for the twelve months ended March 31, 2006 was revised in the first quarter of 2005 due to higher 2005 coal year prices, resulting in a favourable $9.5 million adjustment to the reduction of interest in Elk Valley Coal.

Income Taxes

Income tax expense has consisted primarily of Canadian corporate income taxes, British Columbia mineral taxes and Alberta Crown royalties assessed on the cash flows of Elk Valley Coal and, to a lesser extent, foreign income tax related to NYCO. Effective August 24, 2005, the Trust effected a reorganization of its subsidiary companies that resulted in distributions being taxed primarily at the unitholder level.

Income tax expense for the third quarter and year-to-date reflects a net reversal of $135 million and $76 million, respectively. This largely reflects the reversal of a provision for future income taxes of $164 million, which is a non-cash amount and has no net impact on distributable cash for the year.

During the quarter, mineral taxes were up $26 million to $30 million. This increase is a reflection of both high cumulative cash flows generated by Elk Valley Coal operations and a higher effective mineral tax rate.

Fording Canadian Coal Trust	- 10 -

Management’s Discussion and Analysis	October 24, 2005

	Three months ended		Nine months ended
	September 30		September 30
(millions of dollars)	2005	2004	2005	2004

Current income tax expense (reversal):
Canadian corporate income taxes	$3.2	$0.6	$4.0	$2.4
Provincial mineral taxes and Crown royalties	22.0	4.4	36.6	11.5
Foreign income taxes	(0.2)	1.3	-	3.4
	25.0	6.3	40.6	17.3
Future income taxes arising from tax rate changes		-		-
Future income tax expense (reversal):
Canadian corporate income taxes	(164.3)	-	(128.3)	(2.5)
Provincial mineral taxes and Crown royalties	8.0	-	11.5	(0.7)
Foreign income taxes and other	(3.5)	0.3	-	0.3
	(159.8)	0.3	(116.8)	(2.9)

Total income tax expense (reversal)	$(134.8)	$6.6	$(76.2)	$14.4

Liquidity and Capital Resources

	Three months ended		Nine months ended
	September 30		September 30
(millions of dollars)	2005	2004	2005	2004

Summary of Cash Flows

Operating activities	$282.2	$82.4	$407.7	$168.5
Investing activites	(35.5)	(21.9)	(100.8)	(36.6)
Financing activities, excluding distributions	26.4	(1.1)	30.0	(1.3)

Increase in cash before distributions	273.1	59.4	336.9	130.6

Distributions paid	(137.1)	(49.0)	(264.4)	(142.9)

Increase (decrease) in cash	136.0	10.4	72.5	(12.3)

Cash - beginning of period	1.0	29.8	64.5	52.5

Cash - end of period	$137.0	$40.2	$137.0	$40.2

Cash and cash equivalents increased to $137 million in the third quarter of 2005. Cash flows from operating activities are largely influenced by the results of Elk Valley Coal. Cash flows from operating activities increased substantially in the third quarter of 2005 compared with 2004 due to the increase in income, driven primarily by higher coal sales prices.  Cash flows from operating activities include changes in working capital that can fluctuate from period to period. Accounts receivable increased due to the increase in coal prices and timing of shipments. Inventories increased as a result of the build-up of clean coal inventories.

Investing activities during the third quarter included capital expenditures of approximately $14 million related to the expansion projects at Fording River and Elkview operations and development of the Cardinal River operations. Third quarter spending for sustaining projects amounted to approximately $10 million, an increase of $4 million from the third quarter of 2004, the majority of which was for the Elkview operations.  The increase in cash from financing activities included $36 million in proceeds from the issuance of the 5% interest in the Elkview operations to Nippon Steel Corporation and POSCO.

Fording Canadian Coal Trust	- 11 -

Management’s Discussion and Analysis	October 24, 2005

In the quarter, Canadian dollar debt decreased by $11 million, reflecting a strengthening of the Canadian dollar, while long-term borrowing remained constant at U.S.$167 million. Elk Valley Coal had utilized $81 million of its facility for the issuance of letters of credit and guarantees. The Trust’s share of unused bank facilities at September 30, 2005, was $247 million, comprised of $206 million from the Trust’s facility and the Trust’s share ($41 million) of the $69 million Elk Valley Coal facility.

Adequate credit facilities are available to fund working capital, expected capital spending requirements for expansion plans and other requirements. We anticipate that Elk Valley Coal and NYCO have the ability to generate sufficient funds from operating and financing activities to maintain their productive capacity and to fund planned growth and development activities.

Outlook

Our financial results, and therefore the amount of cash available for distribution to unitholders, are highly dependent on key variables such as coal prices, coal production and sales volumes, forward contracts, the U.S./Canadian dollar exchange rate, production and transportation costs, sustaining capital expenditures and other financial and legal requirements.  Changes in any of these factors could have a material impact on our results and cash available for distribution to unitholders.

The fundamentals for the hard coking coal market are still strong and are expected to remain so at least until new supplies of hard coking coal come into the market or unless demand for integrated steel products declines.

Elk Valley Coal is progressing with its plans to increase annualized production capacity to 28 million tonnes by the end of 2005 and to 30 million tonnes by the end of 2007.

The Trust expects strong results to continue in the fourth quarter of 2005 as Elk Valley Coal benefits from higher coal prices. Elk Valley Coal is targeting coal sales volumes to be approximately 25 million tonnes in 2005. There are a number of risks to meeting this guidance, including but not limited to: customers meeting contract commitments on a timely basis, the mine operations running as expected (such as the potential impact of weather, labour negotiations and ability to obtain equipment, tire and other supplies) and rail and port service providers ability to meet Elk Valley Coal’s needs . The Trust’s share of this sales target is approximately 15 million tonnes. Elk Valley Coal will adjust production to meet sales volumes and desired inventory levels.

Coal Markets and Drivers

In the latter half of 2005, Elk Valley Coal has experienced some delays in shipments as a number of its customers overbought metallurgical coal earlier in the year to protect against the potential for underperformance by coal suppliers in tight market conditions, which has not occurred. Shipment schedules are expected to normalize once the excess purchases have been consumed; however it may result in shipments being delayed into the 2006 calendar year.

In China, there is evidence of domestic over-supply of both coke and low-grade steel production in the near term. While customer requests for shipment delays are a normal course for the seaborne hard coking coal business, the consistency with respect to delays in Chinese contractual shipments poses risk for sales into that market in the short term. Sales to China represent a minor part of Elk Valley Coal’s total sales portfolio.

The uncertainty of the timing of these shipments is reflected in the revised guidance on projected 2005 calendar year sales volumes and may continue into early 2006. Looking to 2006 and beyond, the fundamentals for hard coking coal remain strong as the demand for steel is expected to grow.  At the present time there is a limited quantity of hard coking coal available in the spot global market, reflecting fundamentals of strong demand and the relative lack of new supply of hard coking coal.  Demand for seaborne hard coking coal is expected to continue to grow at above historical rates over the next several years.

Fording Canadian Coal Trust	- 12 -

Management’s Discussion and Analysis	October 24, 2005

In response to uncertainties in obtaining reliable supplies of coke, several of Elk Valley Coal’s traditional steel mill customers have proceeded to move ahead with plans to construct coke ovens to increase self-sufficiency in coke. Most of these facilities are expected to be completed in the 2007 to 2008 time period, providing a further increase in demand for hard coking coal. Elk Valley Coal is positioning itself to participate in this growth.

Given the strong market for hard coking coal in the longer term, combined with requests from the existing customer base for additional future coal supply such as the recently announced 10-year increased sales contract with JFE Steel, Elk Valley Coal continues to view positively long-term global sales opportunities.  While there will always be fluctuations in global demand, Elk Valley Coal will continue to manage its sales risk in all its markets by adopting a portfolio approach to balance its exposure to any one region.

Cost of Product Sold

Elk Valley Coal is focused on managing key operating variables that directly influence mining costs, such as mine and plant productivities, yields, strip ratios and haul distances in order to maximize cash flows over the long-term. Rising mining and processing input costs such as fuel, steel, tires, labour, contractor and maintenance parts and supplies also have a significant impact on the cost of producing metallurgical coal.

Recently, a number of factors have increased cost of product sold, which are expected to continue for the foreseeable future. Sustained high prices for petroleum products and for commodities are increasing costs. In addition, the growth in global mining activities has created a demand for certain equipment and parts that outpaces supply. For example, the risk of a shortage of tires remains and Elk Valley Coal continues to monitor tire availability and undertake steps to extend existing tire life.  Future operations could be impacted if Elk Valley Coal experiences difficulties obtaining equipment and supplies on a timely basis. Also, Elk Valley Coal operates in a competitive environment for attracting labour to fill new mining jobs and the jobs of retiring employees. It takes time for these new employees to gain the experience necessary to achieve higher rates of productivity.

Elk Valley Coal has announced its intention to increase its annual capacity to produce saleable coal to 28 million tonnes by the end of the current year with further increases to 30 million tonnes by the end of 2007. These additions to capacity are expected to result in higher cost of product sold through this period as the operating variables of the mines change. Strip ratios are expected to increase as new mining areas are set up for long-term production. Haul distance will increase as overburden from new pits is placed on existing spoils or new spoils that are out of the way of future mining. Also, coal yields can vary as the characteristics of the coal seams change.

These are some of the factors that could affect production, productivity and costs at Elk Valley Coal’s operations, and could have a material adverse effect on cash available for distribution to unitholders.

Collective Agreements

Collective agreements at two of Elk Valley Coal’s operations expire in 2005. The collective agreement at the Line Creek operations expired on May 31, 2005 and negotiations are ongoing. Elkview operations’ agreement expires at the end of October 2005. The agreement at the Fording River operations expires in 2006 while the Cardinal River operations’ agreement expires in 2007.

Fording Canadian Coal Trust	- 13 -

Management’s Discussion and Analysis	October 24, 2005

Should an agreement not be reached at one or more of these operations, work stoppages could occur that may have a material adverse effect on cash available for distribution to unitholders.

Cardinal River Operations

In August, the Federal Court of Canada dismissed two applications brought forward by environmental groups for judicial review of the Department of Fisheries and Oceans (DFO) approvals related to the Cheviot project at the Cardinal River operations. The Federal Court determined that DFO properly applied regulatory process to the project according to law and that Elk Valley Coal secured all necessary provincial mining and environmental approvals and complied with all regulatory requirements in the development of the project.

Transportation

Rail service providers servicing Elk Valley Coal’s operations are working on total system capacity initiatives to meet the current capacity requirements of all industries. In the early part of the year, rail service was below Elk Valley Coal’s needs and negatively impacted sales volumes. Maintenance and expansion work during the third quarter further impacted shipments from the Elk Valley. Looking forward, rail service levels are expected to be sufficient to move Elk Valley Coal’s planned production volumes in the fourth quarter.

Elk Valley Coal has given notice to Westshore Terminals that it is requesting a review of the loading rate for the Elkview operations contract effective April 1, 2005. Under the terms of the contract, the loading rate is linked to the Canadian dollar price received for coal. The parties have agreed to mediation to determine whether the rates should be revised to be consistent with the original intention of the parties. Mediation is expected to commence in late October.

Rail capacity issues, prolonged labour stoppages, availability of trains, weather related issues or other factors that prevent the railways or the ports from providing their services could seriously impact Elk Valley Coal’s sales volumes and financial results.

Foreign Exchange Forward Contracts

To help manage exposure to currency fluctuations and protect unitholder distributions, foreign exchange forward contracts are sometimes used to fix the rate at which certain future anticipated flows of U.S. dollars are exchanged into Canadian dollars. The amount fixed takes into account the existing foreign exchange forward contracts of Fording LP and Elk Valley Coal. Our policy has no minimum limits. Our outstanding foreign exchange forward contracts are disclosed in Note 10 to the Consolidated Financial Statements.

Fording Canadian Coal Trust	- 14 -

Management’s Discussion and Analysis	October 24, 2005

Guidance

The Trust decreased its expectations for Elk Valley Coal’s sales volumes for the 2005 calendar year to between 25.5 to 26.5 million tonnes in September primarily due to lower than anticipated production volumes at its Cardinal River operations. There was also a possibility that some sales could slip into the 2006 calendar year and uncertainty as to shipments to some steelmakers in China.

Elk Valley Coal’s sales volumes expectations have been further decreased to approximately 25 million tonnes. This largely reflects the reduced expectations for shipments to Chinese customers. In addition, over the past month Elk Valley Coal has determined that many customers have purchased metallurgical coal beyond their immediate needs for the 2005 calendar year, which provides additional uncertainty as to the timing of delivery of shipments. The Trust’s share of the revised sales volume is approximately 15 million tonnes.

The achievement of this sales volume is dependant upon customers meeting contract commitments on a timely basis, the mine operations running as expected, and rail and port service providers meeting Elk Valley Coal’s needs.

The Trust is making a minor change to its overall cost guidance.  Cost of product sold is expected to increase by approximately $2 per tonne to $32 per tonne largely due to higher fuel costs, which will be offset to some degree by a $1 per tonne decrease in coal transportation costs to between $36 and $37 per tonne. Factors that could affect Fording’s ability to meet these targets are previously discussed in the Cost of Product Sold and Transportation sections.

Capital expenditure guidance for the 2005 calendar year is being revised downward from $117 million to approximately $112 million for the Trust, comprised of $37 million for sustaining capital expenditures and $75 million for expansion purposes. This is a result of some expenditures costing less than anticipated and the deferral of some minor projects to the future.

These estimates are based on management’s judgement, which are subject to known and unknown risks as well as uncertainties and other factors. Unitholders should refer to the ‘Risk Factors’ in the Trust’s 2004 Annual Report and in the Management Information Circular dated April 2, 2005 for other factors that could potentially impact the Trust’s ability to meet its targets.  Accordingly, actual results may differ materially from the estimated amounts disclosed in the table.

Sensitivities

The table that follows outlines the approximate sensitivity in the last quarter of 2005 of cash available for distribution per unit based on changes in certain key variables throughout the balance of the year. These sensitivities are calculated before any cash reserve and include our distribution entitlement in Elk Valley Coal, take into account our current foreign currency hedges and are based on the weighted average number of units expected to be outstanding throughout the balance of the year.

Variable	Change	$ /unit

Cost of coal product sold	CDN$1.00/tonne	$ 0.03
Price of coal	U.S.$1.00/tonne	$ 0.03
Elk Valley Coal’s sales	100,000 tonnes	$ 0.03
U.S./Canadian dollar exchange rate	U.S. 1 cent	$ 0.01
Capital expenditures of the Trust	CDN$1 million	$ 0.01

Fording Canadian Coal Trust	- 15 -

Management’s Discussion and Analysis	October 24, 2005

Number of Units Outstanding

In association with the reorganization that occurred on August 24, 2005, the Trust proceeded with the three-for-one split of the Trust's units. The subdivision of units applied to record holders at the close of business on September 2, 2005. The units commenced trading on a split basis on August 31, 2005, on the TSX and September 13, 2005 on the NYSE.

There were approximately 147 million trust units outstanding on September 30 and October 24, 2005. Approximately 94,000 options were outstanding under the exchange option plan as of September 30, 2005 and 93,000 options as of October 24, 2005.

Risk Factors

Unitholders should refer to the ‘Risk Factors’ in the Trust’s 2004 Annual Report and in the Management Information Circular dated April 2, 2005 for other factors that could potentially impact the Trust’s financial performance and its ability to meet its targets.

 __________________________________

Fording Canadian Coal Trust	- 16 -

CONSOLIDATED STATEMENTS OF INCOME
(unaudited)
Three months ended			Nine months ended
(millions of Canadian dollars,	September 30		September 30
except per unit amounts)	2005	2004	2005	2004

Revenues	$570.8	$287.8	$1,334.6	$842.3

Expenses
Cost of product sold	145.0	114.6	373.3	338.8
Transportation	139.8	101.2	390.0	322.0
Selling, general and administration	7.6	6.2	21.6	21.9
Depreciation and depletion	14.8	15.0	38.8	46.6

	307.2	237.0	823.7	729.3

Income from operations	263.6	50.8	510.9	113.0

Other income (expense)
Interest expense	(3.0)	(2.9)	(8.4)	(10.4)
Other income (expense), net (note 3)	3.3	0.1	(0.9)	14.0
Gain on issuance of partnership interest (note 4)	28.6	-	28.6	-
Reduction of interest in EVCP (note 5)	-	-	9.5	(37.5)

Income before taxes	292.5	48.0	539.7	79.1

Income tax (reversal) expense (note 6)	(134.8)	6.6	(76.2)	14.4

Net income	$427.3	$41.4	$615.9	$64.7

Weighted average number of units
outstanding (millions) (note 11)	147.0	147.0	147.0	144.9

Basic and diluted earnings per unit (note 11)	$2.91	$0.28	$4.19	$0.45

CONSOLIDATED STATEMENTS OF ACCUMULATED EARNINGS
(unaudited)
Three months ended			Nine months ended
September 30			September 30
(millions of Canadian dollars)	2005	2004	2005	2004

Balance - beginning of period	$529.2	$213.7	$340.6	$190.4

Net income for the period	427.3	41.4	615.9	64.7

Balance - end of period	$956.5	$255.1	$956.5	$255.1

The accompanying notes to the unaudited consolidated financial statements are an integral part of these statements.

Fording Canadian Coal Trust	- 17 -

CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)
Three months ended			Nine months ended
September 30			September 30
(millions of Canadian dollars)	2005	2004	2005	2004

Operating activities
Net income	$427.3	$41.4	$615.9	$64.7
Items not using (providing) cash:
Depreciation and depletion	14.8	15.0	38.8	46.6
Loss (gain) on reduction of interest in EVCP	-	-	(9.5)	35.2
Provision for asset retirement obligations, net	0.5	0.8	2.1	2.6
Future income taxes	(159.8)	0.3	(116.8)	(2.9)
Income from change in inventory valuation	-	-	-	(10.8)
Loss on disposal of assets	0.1	-	0.2	0.1
Gain on issuance of partnership interest (note 4)	(28.6)	-	(28.6)	-
Non-controlling interest	1.4	-	1.4	-
Other items, net	-	(0.9)	1.0	(0.8)
	255.7	56.6	504.5	134.7

Increase (decrease) in non-cash working capital	26.5	25.8	(96.8)	33.8
Cash from operating activities	282.2	82.4	407.7	168.5

Investing activities
Additions to capital assets	(26.5)	(22.7)	(92.5)	(46.1)
Proceeds on disposal of assets	0.2	0.1	0.9	0.6
Other investing activities, net	(9.2)	0.7	(9.2)	8.9
Cash used in investing activities	(35.5)	(21.9)	(100.8)	(36.6)

Financing activities
Increase (decrease) in long-term debt	-	-	1.7	(99.0)
Issuance of units, net	1.7	0.1	1.8	99.5
Proceeds from issuance of partnership interest (note 4)	36.4	-	36.4	-
Other financing activities, net	(11.7)	(1.2)	(9.9)	(1.8)
Financing activities, before distributions	26.4	(1.1)	30.0	(1.3)
Distributions declared	(264.6)	(53.9)	(465.4)	(149.9)
Increase in distributions payable	127.5	4.9	201.0	7.0
Distributions paid	(137.1)	(49.0)	(264.4)	(142.9)
Cash used in financing activities	(110.7)	(50.1)	(234.4)	(144.2)

Increase (decrease) in cash and equivalents	136.0	10.4	72.5	(12.3)

Cash and cash equivalents
-beginning of period	1.0	29.8	64.5	52.5

Cash and cash equivalents - end of period	$137.0	$40.2	$137.0	$40.2

The accompanying notes to the unaudited consolidated financial statements are an integral part of these statements.

Fording Canadian Coal Trust	- 18 -

CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)
September 30		December 31
(millions of Canadian dollars)	2005	2004

Assets
Current assets
Cash and cash equivalents	$137.0	$64.5
Accounts receivable	138.9	86.8
Inventory	157.9	113.0
Prepaid expenses	6.8	2.6
	440.6	266.9
Capital assets	683.5	635.8
Goodwill	44.4	44.4
Other assets	27.2	21.1
	$1,195.7	$968.2

Liabilities
Current Liabilities
Accounts payable and accrued liabilities	$111.4	$132.6
Income taxes payable	25.6	10.7
Distribution payable	264.6	63.7
Current portion of long-term debt (note 8)	1.5	1.7
	403.1	208.7
Long-term debt (note 8)	197.7	205.2
Other long-term liabilities (note 9)	100.2	91.9
Future income taxes (note 6)	63.4	180.4
Commitments and contingencies (note 10)
	764.4	686.2

Unitholders' equity (note 11)
Trust units	359.4	357.7
Accumulated earnings	956.5	340.6
Accumulated cash distributions	(889.2)	(423.8)
Foreign currency translation adjustments	4.6	7.5
	431.3	282

	$1,195.7	$968.2

The accompanying notes to the unaudited consolidated financial statements are an integral part of these statements.

Fording Canadian Coal Trust	- 19 -

Notes to Consolidated Financial Statements (unaudited)	October 24, 2005

1.  STRUCTURE OF FORDING CANADIAN COAL TRUST AND NATURE OF OPERATIONS

Fording Canadian Coal Trust (the Trust) is an open-ended mutual fund trust existing under the laws of the Province of Alberta. It was created pursuant to a Declaration of Trust in connection with a plan of arrangement effective February 28, 2003 (the Arrangement). These consolidated financial statements reflect the financial position, results of operations and cash flows as if the Trust had always carried on the businesses formerly carried on by its predecessor company, Fording Inc., being the public company existing prior to the Arrangement (Old Fording). All assets and liabilities are recorded at historical cost.

Effective August 24, 2005, the Trust reorganized its investments.  The operating assets formerly owned by Fording Inc. are now owned by a new entity, Fording Limited Partnership (Fording LP), and the Trust.

The Trust directly and indirectly holds 100% of its operating subsidiary, Fording LP. Through Fording LP, the Trust holds a 61% interest in the metallurgical coal operations owned by Elk Valley Coal Partnership (EVCP).  The Trust also directly and indirectly holds a 100% interest in the industrial mineral operations owned by Nyco Minerals, Inc. and Minera Nyco SA de CV (collectively NYCO).

Elk Valley Coal and NYCO are separate reportable segments within the Trust.  Elk Valley Coal mines and processes metallurgical coal from six mines located in British Columbia and Alberta, Canada.  NYCO mines and processes wollastonite and other industrial minerals from two operations in the United States and one operation in Mexico.  Each segment is a distinct strategic business unit that offers different products and services and is managed separately due to different operational and marketing strategies.

At February 28, 2003, Fording Inc. held a 65% interest in EVCP and the remaining 35% interest in EVCP was held by Teck Cominco Limited and its affiliates.  The agreement governing EVCP provided for an increase in Teck Cominco’s interest to a maximum of 40% to the extent that synergies from the combination of various metallurgical coal assets contributed to EVCP exceed certain target levels. At April 1, 2005, the Trust’s interest decreased to 61% while Teck Cominco’s interest increased to 39%, as discussed in note 4.

These consolidated financial statements should be read in conjunction with the annual consolidated financial statements and notes thereto included in the Trust’s Annual Report for 2004 and other public disclosure documents of the Trust and Old Fording.

The preparation of these consolidated financial statements requires management to make certain estimates and assumptions that affect amounts reported and disclosed in the consolidated financial statements and related notes. Actual amounts could differ from those estimates. A discussion of the accounting estimates that are significant in determining the Trust’s financial results is contained in the Management’s Discussion and Analysis in its 2004 Annual Report.

2.  SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and follow the same accounting principles and methods of application as described in the Trust’s annual financial statements for 2004.

Certain comparative figures have been reclassified to conform to the presentation adopted in 2005.

Fording Canadian Coal Trust	- 20 -

Notes to Consolidated Financial Statements (unaudited)	October 24, 2005

3.  OTHER INCOME (EXPENSE), NET

	Three months ended		Nine months ended
	September 30		September 30
(millions of Canadian dollars)	2005	2004	2005	2004

Interest and investment income	$0.6	$0.1	$0.9	$1.4
Foreign exchange gains	5.5	(0.1)	4.0	0.3
Non-controlling interest	(1.4)	-	(1.4)	-
Change in inventory valuation	-	-	-	10.8
Other	(1.4)	0.1	(4.4)	1.5

	$3.3	$0.1	$(0.9)	$14.0

4.  GAIN ON ISSUANCE OF PARTNERSHIP INTEREST

Effective August 1, 2005, EVCP finalized an agreement with two steel companies under which each company acquired a 2.5% equity investment in the Elkview operations.  The Trust’s share of the proceeds on the issuance of the partnership was $36.4 million.  The transaction resulted in a pre-tax gain to the Trust of $28.6 million.

5.  REDUCTION OF INTEREST IN EVCP

EVCP was initially owned 65% by the Trust and 35% by Teck Cominco, the managing partner. The agreement governing EVCP provided for an increase in Teck Cominco’s interest to a maximum of 40% to the extent that synergies from the combination of various metallurgical coal assets contributed to EVCP exceed certain target levels. The report of an independent expert engaged by the partners concluded that sufficient synergies had been realized to increase Teck Cominco’s interest to 40%.

The Trust and Teck Cominco agreed that substantial synergies have been achieved. As a result, the partners agreed that the Trust’s distribution entitlement was reduced to 62% effective April 1, 2004 and to 61% on April 1, 2005, and will be reduced to 60% on April 1, 2006, as the benefits of synergies flow through to unitholders. Teck Cominco’s entitlements will increase correspondingly over the same period.

A $37.5 million non-cash charge to earnings, reflecting the entire 5% reduction in the Trust’s interest in EVCP was recorded in the second quarter of 2004. This charge was reduced by an estimate of cash to be received for the additional distribution entitlements of 2% for the year ended March 31, 2005 and 1% for the year ended March 31, 2006.  During the first quarter of 2005, the estimate of cash to be received for the additional distribution entitlement of 1% for the twelve months ended March 31, 2006 was revised.  This resulted in a favourable $9.5 million pre-tax adjustment to the reduction of interest in EVCP, which has been included in other income for the first quarter of 2005.

Results of operations commencing with the second quarter of 2004 reflect the Trust’s 60% interest in EVCP, while results for the first quarter of 2004 include the Trust’s 65% interest.

Fording Canadian Coal Trust	- 21 -

Notes to Consolidated Financial Statements (unaudited)	October 24, 2005

6.  INCOME TAXES

Income tax expense is made up of the following components:

	Three months ended		Nine months ended
	September 30		September 30
(millions of dollars)	2005	2004	2005	2004

Current income tax expense (reversal):
Canadian corporate income taxes	$3.2	$0.6	$4.0	$2.4
Provincial mineral taxes and Crown royalties	22.0	4.4	36.6	11.5
Foreign income taxes	(0.2)	1.3	-	3.4
	25.0	6.3	40.6	17.3
Future income taxes arising from tax rate changes		-		-
Future income tax expense (reversal):
Canadian corporate income taxes	(164.3)	-	(128.3)	(2.5)
Provincial mineral taxes and Crown royalties	8.0	-	11.5	(0.7)
Foreign income taxes and other	(3.5)	0.3	-	0.3
	(159.8)	0.3	(116.8)	(2.9)

Total income tax expense (reversal)	$(134.8)	$6.6	$(76.2)	$14.4

Future income taxes consist of the following:

	September 30	December 31
(millions of Canadian dollars)	2005	2004

Canadian corporate income taxes	$-	$124.8
Provincial mineral taxes and Crown royalties	56.4	44.8
Foreign income taxes and other	7.0	10.8

	$63.4	$180.4

In August, the Trust reorganized its investments, which resulted in an income tax reversal on Canadian corporate income taxes of $164.3 million.

7. DISTRIBUTABLE CASH

Distributable cash is a term defined in the Declaration of Trust and generally refers to the net cash received by the Trust that is available for payment to unitholders on a quarterly basis. Available cash generated by Fording LP is the principal contributor to distributable cash of the Trust. Fording LP distributes its available cash to the Trust in a quarter, which is derived from results for the quarter and takes into account other considerations such as expected future performance, variations in levels of quarterly operating and capital activities and other financial or legal requirements. Future distributions of available cash will take into account these factors and any amounts paid in prior periods that were greater or less than the actual distributable cash for those prior periods.

Available cash generated by Fording LP and paid to the Trust is the principal source of distributable cash paid to unitholders.  Distributions declared and payable in 2004 included $18.5 million of cash available for distribution carried over from 2003.

Fording Canadian Coal Trust	- 22 -

Notes to Consolidated Financial Statements (unaudited)	October 24, 2005

In the second quarter, a current provision for future corporate income taxes was recorded for $12.6 million, which was deducted from cash available for distribution. The reversal of the provision for future corporate income taxes in the third quarter was inclusive of the current provision and, therefore, the $12.6 million was included in cash available for distribution for the quarter.

Distributable cash and cash available for distribution have no standardized meaning and are not defined by generally accepted accounting principles in Canada. Accordingly, distributable cash and cash available for distribution as it is presented above may not be comparable to similarly named measures presented by other trusts.

Fording Canadian Coal Trust	- 23 -

Notes to Consolidated Financial Statements (unaudited)	October 24, 2005

8.  LONG-TERM DEBT, BANKING FACILITIES AND FINANCIAL INSTRUMENTS

	September 30		December 31
(millions of Canadian dollars)	2005		2004

Long-term debt
Bank debt
Extendable revolving variable rate term loans:
U.S.$167 million with interest at rates varying
from 3.8% to 4.5%	$193.9		$-
Term loan with interest at varying rates
from 5.6% to 6.3%	-		$201.0
	193.9		201.0

Other debt
Equipment financing due 2009 bearing
interest at 5.1%	4.2		5.2
Capital lease obligations expiring in
2009 with interest rates
varying from 5.0% to 7.1%	1.1		0.7

	199.2	-	206.9

Less current portion	(1.5)		(1.7)

	$197.7		$205.2

The Trust's bank credit facility provides for a floating rate, five-year annually extendable $400 million revolving facility supported by an unsecured guarantee of EVCP (such guarantee, in respect of each partner in EVCP other than Fording LP, is limited in recourse to such partner's interest in EVCP) and a security agreement over the interest of Fording LP in EVCP.

The EVCP facility provides for a floating rate, five-year, annually extendable, $150 million revolving facility which is supported by an unsecured guarantee of the Trust.

At September 30, 2005, the Trust’s share of other uses of bank facilities in the form of issued and outstanding letters of credit and guarantee was $48.8 million. The Trust’s share of unused bank facilities at September 30, 2005 was $247.3 million.

9.  OTHER LONG-TERM LIABILITIES

	September 30	December 31
(millions of Canadian dollars)	2005	2004

Asset retirement obligations	$69.1	$68.9
Pension and other post-retirement benefits	21.4	21.4
Non-controlling interest	8.1	-
Other, net	1.6	1.6

	$100.2	$91.9

Fording Canadian Coal Trust	- 24 -

Notes to Consolidated Financial Statements (unaudited)	October 24, 2005

Pension and other post-retirement benefits

Substantially all employees participate in either a defined benefit or defined contribution plan. The pension expense for the third quarter of 2005 was $2.7 million and $7.9 million for the year to date (2004 – $2.7 million and $7.3 million, respectively).

Non-controlling interest

Effective August 1, 2005, two steel companies each acquired a 2.5% equity interest in the Elkview operations.

10.  COMMITMENTS AND CONTINGENCIES

Foreign exchange forward contracts

To help manage exposure to currency fluctuations, foreign exchange forward contracts are used to fix the rate at which certain future anticipated flows of U.S. dollars are exchanged into Canadian dollars. The foreign exchange hedging activities of the Trust take into account the existing foreign exchange forward contracts of EVCP and Fording LP. The following table summarizes the Trust’s outstanding hedged positions at September 30, 2005.

	Amount Hedged (millions of U.S.$)
	Fording	EVCP	Trust's	Average Exchange Rates
Year	LP	0.600000	Total	(U.S.$1 = CDN$)	(CDN$1 = U.S.$)

2005	$339	$51	$390	1.28	0.78
2006	380	57	437	1.29	0.78
2007	16	-	16	1.46	0.69

	$735	$108	$843

At September 30, 2005, the Trust’s portion of unrealized gains on foreign exchange forward contracts was $109.0 million based on the U.S./Canadian dollar exchange rate of U.S.$0.86. The Trust’s realized gain on foreign exchange forward contracts included in revenues for the third quarter of 2005 was $26.8 million and $65.0 million for the year to date (2004 – $22.8 million and $50.2 million, respectively).

Neptune Terminals guarantee

EVCP’s proportionate share of its guarantee of the outstanding bank indebtedness of Neptune Terminals was $18.2 million at the end of the third quarter of 2005. The Trust’s share of this guarantee was $10.9 million.

Other

EVCP and Canadian Pacific Railway reached an agreement with respect to westbound rail rates in April 2005, which settled the dispute outstanding at December 31, 2004.  There are no material changes to other commitments and contingencies from those reported in the annual consolidated financial statements included in the Trust’s Annual Report for 2004.

Fording Canadian Coal Trust	- 25 -

Notes to Consolidated Financial Statements (unaudited)	October 24, 2005

11.  UNITHOLDERS’ EQUITY

Authorized

The Trust has an unlimited number of units authorized for issuance pursuant to the Declaration of Trust. The units represent a beneficial interest in the Trust. All units share equally in all distributions from the Trust and carry equal voting rights.

No conversion, retraction or pre-emptive rights are attached to the units. Trust units are redeemable at the option of the unitholder at a price that is the lesser of 90% of the average closing price of the units on the principal trading market for the previous 10 trading days and the closing market price on the date of tender for redemption, subject to restrictions on the amount to be redeemed each quarter.

During the third quarter, the Trust completed a three-for-one subdivision of its units. Each unitholder holding units on the record date received two additional units for each unit held on that date.

Units issued and outstanding

	Three months ended		Nine months ended
	September 30		September 30
(in millions of units and Canadian dollars)	Units	Amount	Units	Amount

Balance, beginning of period	147.0	$357.9	147.0	$357.7
Issued on exercise of options	-	-	-	0.2
Other	-	1.5	-	1.5

Balance, end of period	147.0	$359.4	147.0	$359.4

Market value of units, September 30, 2005		$7,287.0		$7,287.0

Under the Arrangement, all options to purchase common shares of Old Fording were exchanged for options to purchase units of the Trust under the exchange option plan.  The Trust has not granted any options since its formation. At September 30, 2005, there were approximately 94,000 options outstanding to purchase units, all of which are fully vested and exercisable at any time. The options have a weighted average exercise price of $5.18 per unit and the remaining weighted average contractual life is 4.2 years.

Accumulated distributions to unitholders

	Three months ended		Nine months ended
	September 30		September 30
(millions of Canadian dollars)	2005	2004	2005	2004

Opening accumulated cash distributions	$624.6	$306.3	$423.8	$210.3
Distributions declared and payable (note 6)	264.6	53.9	465.4	149.9

Closing accumulated cash distributions	$889.2	$360.2	$889.2	$360.2

Earnings per unit

For the periods presented, in calculating diluted earnings per unit, net income remains unchanged from the basic earnings per unit calculation and the number of units outstanding is increased for the dilutive effect of outstanding unit options. The treasury stock method is used to determine the dilutive effect of unit options and other dilutive instruments. The weighted average number of units outstanding for purposes of calculating earnings per unit on both a basic and fully diluted basis was 147.0 million units for the quarter ended September 30, 2005 and 147.0 million units for the quarter ended September 30, 2004.

Fording Canadian Coal Trust	- 26 -

Notes to Consolidated Financial Statements (unaudited)	October 24, 2005

12.  UNIT-BASED COMPENSATION

	Three months ended		Nine months ended
	September 30		September 30
(millions of Canadian dollars)	2005	2004	2005	2004

Employee unit purchase plan	$0.1	$0.1	$0.3	$0.3
Unit equivalent plan	1.4	0.4	2.5	1.2

	$1.5	$0.5	$2.8	$1.5

The total number of units purchased on behalf of the employees pursuant to the employee unit purchase plan, including the employer’s contributions, was 12,498 units for the third quarter of 2005 and 39,945 for the year to date (2004 – 21,112 and 77,686, respectively).

A unit equivalent plan is in place for Trustees and Directors. Trustees and Directors receive a portion of their compensation in unit equivalents. The unit equivalents when granted are valued using the five-day weighted average trading price of a unit immediately preceding the award date and are subsequently revalued each quarter at fair market value.  The total charge to income for Unit Equivalent Plan includes the cost of vested unit equivalents and any changes in the fair value of the units during the year.

Fording Canadian Coal Trust	- 27 -

Notes to Consolidated Financial Statements (unaudited)	October 24, 2005

13.  SEGMENT INFORMATION

Three months ended			Nine months ended
September 30			September 30
(millions of Canadian dollars)	2005	2004	2005	2004

Elk Valley Coal
Revenues	$559.9	$276.4	$1,300.7	$803.9
Cost of product sold	(138.3)	(108.7)	(351.1)	(319.3)
Transportation	(138.0)	(99.7)	(384.6)	(316.5)
Selling, general and administration	(4.4)	(3.4)	(11.4)	(13.7)
Depreciation and depletion	(13.7)	(12.9)	(35.1)	(40.6)
Income from operations	265.5	51.7	518.5	113.8
Interest expense	(0.3)	(0.1)	(0.7)	(0.8)
Other income	(5.8)	-	(5.9)	11.5
Gain on issuance of partnership interest	28.6	-	28.6	-
Income tax reversal (expense)	134.6	(4.9)	76.2	(10.6)
Income	422.6	46.7	616.7	113.9

NYCO
Revenues	10.9	11.4	33.9	38.4
Cost of product sold	(6.7)	(5.9)	(22.2)	(19.5)
Transportation	(1.8)	(1.5)	(5.4)	(5.5)
Selling, general and administration	(1.1)	(1.4)	(3.2)	(3.6)
Depreciation and depletion	(1.0)	(1.4)	(3.2)	(4.0)
Income (loss) from operations	0.3	1.2	(0.1)	5.8
Interest expense	-	(0.1)	-	(0.1)
Other income (expense)	(0.1)	-	(0.2)	0.5
Income tax reversal (expense)	0.2	(1.7)	0.0	(3.8)
Income (loss)	0.4	(0.6)	(0.3)	2.4

Corporate
Selling, general and administration	(2.1)	(1.4)	(7.0)	(4.6)
Depreciation and depletion	(0.1)	(0.7)	(0.5)	(2.0)
Loss from operations	(2.2)	(2.1)	(7.5)	(6.6)
Interest expense	(2.7)	(2.7)	(7.7)	(9.5)
Other income	9.2	0.1	5.2	2.0
Reduction of interest in EVCP	-	-	9.5	(37.5)
Income (loss)	4.3	(4.7)	(0.5)	(51.6)

Consolidated
Revenues	570.8	287.8	1,334.6	842.3
Cost of product sold	(145.0)	(114.6)	(373.3)	(338.8)
Transportation	(139.8)	(101.2)	(390.0)	(322.0)
Selling, general and administration	(7.6)	(6.2)	(21.6)	(21.9)
Depreciation and depletion	(14.8)	(15.0)	(38.8)	(46.6)
Income from operations	263.6	50.8	510.9	113.0
Interest expense	(3.0)	(2.9)	(8.4)	(10.4)
Other income	3.3	0.1	(0.9)	14.0
Reduction of interest in EVCP	-	-	9.5	(37.5)
Gain on issuance of partnership interest	28.6	-	28.6	-
Net income tax reversal (expense)	134.8	(6.6)	76.2	(14.4)

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